CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045389

Processing
FEB 19 2009
Washington, DC
111

Subject CSM nv, (SEC File No. 82-34886)

Date February 4, 2009

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release January 27, 2009: PURAC and AkzoNobel develop additives for Poly Lactic Acid

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

PROCESSED
MAR 2 2009
THOMSON REUTERS

Enclosure(s)

2/24

CSM

**CSM nv**
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

# Press Release

## PURAC AND AKZONOBEL DEVELOP ADDITIVES FOR POLY LACTIC ACID

**Diemen (The Netherlands) January 27, 2009 – PURAC, a CSM company, and AkzoNobel have developed additives through a specific organic peroxide technology for the production of Poly Lactic Acid (PLA) a bioplastic made from biorenewable, carbohydrate-based raw materials. The additives play an important role in controlling the polymerization by which PLA can be processed conveniently in standard, commercial polymer processing equipment.**

Under the new process, AkzoNobel's organic peroxides selectively switch off polymerization catalysts, improving the quality and stability of the PLA polymer. The resulting PLA is more stable in melt processing, has consistent flow properties and maintains a positive environmental profile.

The strategic partnership between PURAC and AkzoNobel broadens the applications for PLA in the growing biopolymer market. Both companies anticipate a very strong development in the usage of PLA as material properties are further enhanced and availability of PLA is increased. This new PURAC-AkzoNobel technology is exclusively available to PURAC lactide partners.

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Note to editors

**About PURAC:** PURAC is the worldwide market leader in lactic acid, lactic acid derivatives and lactides. PURAC has over 70 years of experience in the development, manufacturing and marketing of these products in a broad range of industries. PURAC operates production plants in the USA, the Netherlands, Spain, Brazil and Thailand and markets its products through a worldwide network of sales offices and distributors.

PURAC has a strong focus on the development of the bioplastics market. PURAC develops this market through innovative solutions and partnerships with a select group of companies in the plastics industry. PURAC is headquartered in The Netherlands and is a part of CSM. CSM is global market leader in lactic acid and lactic acid derivatives and is the largest supplier of bakery products worldwide. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

**About AkzoNobel:** AkzoNobel is proud to be one of the world's leading industrial companies. Based in Amsterdam, the Netherlands, we make and supply a wide range of paints, coatings and specialty chemicals – pro forma 2007 revenue totaled €14.4 billion. In fact, we are the largest global paints and coatings company. As a major producer of specialty chemicals we supply industries worldwide with quality ingredients for life's essentials. We think about the future, but act in the present. We're passionate about introducing new ideas and developing sustainable answers for our customers. That's why our 60,000 employees – who are based in more than 80 countries – are committed to excellence and delivering Tomorrow's Answers Today™.

AkzoNobel Polymer Chemicals is a leading global producer of innovative organic peroxides, metal alkyls, organometallic specialties and polymer additives. Headquartered in Chicago in the United States, we supply essential products used in the production of thermoplastic resins, and thermoset and elastomeric materials. Some of these products find various other applications as well. We also manufacture high purity metalorganics for the semiconductor industry. Focused on addressing our customers' future needs, we operate sites all around the world and adopt the highest HSE standards while remaining committed to developing sustainable processes and technologies.

Not for publication – for more information
CSM nv: **Sonya Richardson, Director Corporate Communications**, +31 20 590 6320
Akzo Nobel Polymer Chemicals LLC: **Kathleen Geiser, Communications Coordinator**, +1 312 544 7031

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